Exhibit 2

Execution Copy

BRIDGE LOAN AGREEMENT

THIS BRIDGE LOAN AGREEMENT is made as of July 4, 2022.

BETWEEN:

Hecla Mining Company, a corporation existing under the laws of the State of Delaware (“Hecla”)

- and -

Alexco Resource Corp., a corporation existing under the laws of the Province of British Columbia (“Alexco”).

WHEREAS:

A.

Alexco and Hecla have entered into an arrangement agreement dated July 4, 2022 (the “Arrangement Agreement”) pursuant to which Hecla has agreed to acquire all of the outstanding securities of Alexco; and

B.	In connection with the Arrangement, Hecla has agreed to advance to Alexco a Loan of up to $30,000,000 on the terms and conditions set forth herein.

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set forth below:

“Arrangement” has the meaning ascribed thereto in the Arrangement Agreement.

“Arrangement Agreement” has the meaning ascribed thereto in the recitals of this Agreement.

“Availability Period” means the period commencing on the date hereof and ending on the earlier of (i) the date on which the Arrangement is completed and (ii) the date on which the Arrangement Agreement is terminated in accordance with its terms.

“Budget” means the Budget prepared by Alexco and approved by Hecla, which approval shall not be unreasonably withheld, conditioned or delayed, setting out the use of proceeds for the Loan, as may be amended from time to time after the date of this Agreement with Hecla’s prior approval, which approval shall not be unreasonably withheld, conditioned or delayed.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed.

“Capital Reorganization” shall have the meaning ascribed thereto in Section 3.4(b).

“Common Shares” means common shares in the capital of Alexco.

“Common Share Reorganization” has the meaning ascribed thereto in Section 3.4(a).

“Confidentiality Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

“Conversion Date” shall have the meaning ascribed thereto in Section 3.2.

“Conversion Notice” shall have the meaning ascribed thereto in Section 3.2.

“Conversion Limit” shall have the meaning ascribed thereto in Section 3.1.

“Conversion Right” means the right of either Hecla or Alexco to convert the Repayment Amount into Common Shares pursuant to Section 2.5.

“Default Rate” shall have the meaning ascribed thereto in Section 2.42.3.

“Effective Date” has the meaning ascribed thereto in the Arrangement Agreement.

“Execution Date” means the date first written above.

“Initial Advance” has the meaning ascribed thereto in Section 2.1.

“Interest Conversion Price” means the VWAP per Common Share for the five (5) Trading Days immediately preceding any Conversion Date;

“Law” has the meaning ascribed thereto in the Arrangement Agreement.

“Loan” has the meaning ascribed thereto in Section 2.1.

“Loan Documents” means this Agreement and the Security Documents.

“Obligations” means the obligations of Alexco pursuant to this Agreement, any obligation of Alexco pursuant to any Security Document, and any other obligation of Alexco to Hecla or any affiliate of Hecla owing pursuant to or in connection with this Agreement or the Security Documents;

“Outside Date” has the meaning ascribed thereto in the Arrangement Agreement.

“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal.

“Permitted Liens” means:

(a)

liens for taxes, rates, assessments or other governmental charges or levies the payment of which is not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person and in respect of which reserves have been maintained in accordance with generally accepted accounting principles;

(a)

undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that person and in respect of which reserves have been maintained in accordance with generally accepted accounting principles;

(b)	warehousemen’s, woodmen’s, carriers, maritime and other similar liens which relate to obligations not due or delinquent;

(c)

the right reserved to or vested in any governmental authority by any lease, licence, franchise, grant, permit or statutory provision to terminate any lease licence, franchise, grant or permit, or to require annual or other periodic payments as a condition to the continuance thereof;

(d)

liens securing not more than $100,000 in the aggregate at any time resulting from the deposit of cash or obligations as security when Alexco is required to do so by governmental authority or by normal business practice in connection with contracts, licences or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by law;

(e)	liens created under any Security Document;

(f)	liens created under the Stream Agreement;

(g)	liens in favour of other persons which have been approved by Hecla in writing in its sole and absolute discretion;

(h)	any lien securing credit cards used in ordinary course of business, provided that, such lien does not exceed, in aggregate, an amount equal to $100,000;

(i)

any lien securing capital leases or purchase money security interests, provided that, such lien is limited to the equipment purchased or leased and does not exceed the amount of the applicable purchase price, the aggregate amount secured by all such liens does not exceed an amount equal to $1,000,000; and

(j)

liens in existence on the date of this Agreement and perfected by the registration of a financing statement in the British Columbia Personal Property Registry or the Yukon Personal Property Registry as shown on the searches conducted on July 4, 2022 and attached hereto as Schedule A.

“Potential Prior-Ranking Claims” means all amounts owing or required to be paid, where the failure to pay any such amount could give rise to a claim pursuant to any law, statute, regulation or otherwise, which ranks or is capable of ranking in priority to Hecla s security or otherwise in priority to any claim by Hecla for repayment of any amounts owing under this Agreement.

“Prepayment Penalty” means an amount equal to 10% of the outstanding Principal Amount at the applicable time.

“Principal Amount” means, at any time, the outstanding principal amount of the Loan.

“Principal Amount Conversion Price” means $0.40 per Common Share, subject to adjustment in accordance with Section 3.4.

“Project” means the conventional mining and milling of silver-lead-zinc ore from certain deposits in the Keno Hill District in Yukon, Canada.

“Repayment Amount” means, as applicable, either (i) the Principal Amount, plus all accrued interest thereon to the date of payment or (ii) the Principal Amount, plus all accrued interest thereon to the date of payment, plus the Prepayment Penalty.

“Refinancing” has the meaning ascribed thereto in Section 2.10.

“Security Documents” means the security documents as described in Article 4 of this Agreement, all other security instruments hereafter granted or issued to Hecla by Alexco and all instruments and documents supplemental or ancillary to any of the foregoing in each such case as hereafter amended, supplemented or replaced from time to time;

“Stream Agreement” means the amended and restated silver purchase agreement dated August 5, 2020 among Wheaton, Elsa Reclamation & Development Company, Alexco Keno Hill Mining Corp. and Alexco.

“Subsequent Advance” has the meaning ascribed thereto in Section 2.1.

“Termination Date” means the date (if any) on which the Arrangement Agreement is terminated in accordance with the terms thereof.

“Trading Day” means a day on which the Toronto Stock Exchange is open and on which Common Shares are traded.

“VWAP” means the volume-weighted average price of the Common Shares calculated by dividing (x) an amount equal to the total value of Common Shares traded during a particular time period, by (y) an amount equal to the total volume of Common Shares traded over that particular time period, which shall be based on the price and volume quotes provided by the Toronto Stock Exchange, which amount shall be calculated by Hecla and deemed to be accurate absent manifest error.

“Wheaton” means Wheaton Precious Metals Corp.

“Wheaton Consent” has the meaning ascribed thereto in Section 2.2(f).

1.2	Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa.

1.3	Currency

Unless otherwise provided, all dollar amounts are in currency of the United States of America.

1.4	Interpretation Not Affected by Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. The word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters but, rather, as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope.

ARTICLE 2

THE LOAN

2.1	Loan

Subject to the terms and conditions of this Agreement, based and relying upon the representations, warranties and covenants of Alexco set forth herein, Hecla agrees that it shall provide funding to Alexco up to an aggregate amount of $30,000,000 (the “Loan”) by way of multiple advances. The initial advance shall be in the amount of $15,000,000 and advanced upon satisfaction of the conditions set out in Section 2.2 (the “Initial Advance”). Each subsequent advance (each a “Subsequent Advance”) shall be advanced upon satisfaction of the conditions set out in Section 2.2 and 2.3 and shall be in the aggregate minimum amount of $5,000,000 and integral multiple amounts of $1,000,000. Alexco shall request an advance from Hecla by providing Hecla with at least five Business Days’ written notice which notice shall specify the requested date and amount of such advance.

2.2	Conditions Precedent

Notwithstanding any other provision of this Agreement, the obligation of Hecla to make the Initial Advance or any Subsequent Advance under the Loan to Alexco in accordance with Section 2.1 is subject to and conditional upon each of the following terms and conditions being satisfied or waived:

(a)	the Availability Period shall not have terminated;

(b)

there shall be no prohibition under any applicable laws against the issuance of Common Shares upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon in accordance with the terms and conditions of this Agreement;

(c)

the Toronto Stock Exchange and NYSE American shall have conditionally approved the issuance and listing of the maximum number of Common Shares then issuable by Alexco to Hecla pursuant to the exercise of the Conversion Right;

(d)

Alexco shall not be in material breach of any covenant contained in this Agreement or the Arrangement Agreement, the Arrangement Agreement shall not have terminated, and no event shall have occurred and be continuing which would permit Hecla to accelerate payment of the outstanding Principal Amount and any accrued and unpaid interest thereon pursuant to Section 2.4;

(e)	receipt by Hecla of the Budget;

(f)

receipt by Hecla of duly executed copies of the Security Documents, in form and substance satisfactory to Hecla, registered as required to perfect and maintain the security created thereby and such certificates, authorizations, resolutions and legal opinions as Hecla may reasonably require. The parties acknowledge that the consent of Wheaton will be required to enable Alexco to enter into the Security Documents (the “Wheaton Consent”).

2.3	Conditions Precedent to any Subsequent Tranche

Notwithstanding any other provision of this Agreement, the obligation of Hecla to make any Subsequent Advance under the Loan to Alexco in accordance with Section 2.1 is subject to and conditional upon receipt by Hecla of a revised Budget providing for the intended use of such Subsequent Advance.

2.4	Interest

The outstanding Principal Amount shall accrue interest at 10% per annum, both before and after maturity, default or judgment. Interest will be compounded on the last Business Day of the first month following the date on which the initial advance is made and on the last Business Day of every month thereafter. The interest on the Loan will be paid upon the date of repayment pursuant to Section 2.5.

Immediately upon the occurrence and during the continuance of an Event of Default, the outstanding Obligations shall bear interest at a rate per annum which is five percent (5.0%) above the rate that is otherwise applicable thereto (the “Default Rate”). Fees and expenses which are required to be paid by Alexco pursuant to the Loan Documents but are not paid when due shall bear interest until paid at a rate equal to the highest rate applicable to the Obligations. Payment or acceptance of the increased interest rate provided in this Section 2.4 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Hecla.

If any provision of this Agreement would oblige Alexco to make any payment of interest or other amount payable to Hecla in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by Hecla of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by Hecla of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest required to be paid to Hecla; and

(b)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to Hecla which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

2.5	Repayment, Conversion and Prepayment Penalty

Alexco shall repay to Hecla the outstanding Principal Amount and any accrued and unpaid interest thereon, plus the Prepayment Penalty, if applicable, as follows:

(a)	If the Effective Date shall have occurred, the Principal Amount plus all accrued interest thereon to the date of payment, shall be repayable on December 31, 2022.

(b)

If prior to the Effective Date, the Arrangement Agreement is terminated pursuant to Section 8.2.1(a) [Mutual Agreement], 8.2.1(b)(i) [Outside Date], 8.2.1(b)(ii) [Illegality], Section 8.2.1(b)(iii) [No Shareholder Approval], 8.2.1(c)(iii) [Company Breach]; or 8.2.1(c)(v) [Material Adverse Effect] of the Arrangement Agreement, Hecla shall at its option, in its sole discretion, either:

(i)

convert the Principal Amount into fully paid and non-assessable Common Shares at the Principal Amount Conversion Price pursuant to Article 3, and convert all accrued interest on the Principal Amount to the date of payment into fully paid and non-assessable Common Shares at the Interest Conversion Price pursuant to Article 3, in each case with the Common Shares to be issued upon such conversion to be due on the Outside Date. For greater certainty, any amount of the Principal Amount plus all accrued interest thereon to the date of payment that exceeds the Conversion Limit will be due and payable in cash, which cash payment will be due and payable on the three-month anniversary of the Outside Date; or

(ii)

declare the outstanding Principal Amount, plus all accrued interest thereon to the date of payment, to be due and payable in cash, with such repayment due on the three-month anniversary of the Outside Date.

(c)

if prior to the Effective Date, the Arrangement Agreement is terminated pursuant to Section 8.2.1(c)(i) [Change in Recommendation]; 8.2.1(c)(iv) [Company Breach of Non-solicit]; or 8.2.1(d) [Superior Proposal] of the Arrangement Agreement, Hecla, shall at its option, in its sole discretion, either:

(i)

convert the Principal Amount, plus the Prepayment Penalty, into fully paid and non-assessable Common Shares at the Principal Amount Conversion Price pursuant to Article 3, and convert all accrued interest on the Principal Amount to the date of payment into fully paid and non-assessable Common Shares at the Interest Conversion Price pursuant to Article 3, in each case with the Common Shares to be issued upon such conversion to be due on demand by Hecla. For greater certainty, any amount of the Principal Amount plus all accrued interest thereon to the date of payment, plus the Prepayment Penalty, that exceeds the Conversion Limit will be due and payable in cash, which cash payment will be due and payable on demand; or

(ii)

declare the outstanding Principal Amount, plus all accrued interest thereon to the date of payment, plus the Prepayment Penalty, to be due and payable in cash, with such repayment due on demand by Hecla.

2.6	Acceleration

Notwithstanding Section 2.5 the outstanding Principal Amount, plus all accrued interest thereon to the date of payment, plus the Prepayment Penalty, shall be immediately repayable:

(a)	if the securities regulatory authority of any jurisdiction in Canada issues an order ceasing trading in the securities of Alexco that is not revoked within 30 days;

(b)

if the securities of Alexco are delisted from the Toronto Stock Exchange or the NYSE American prior to the Effective Date or if at any time prior to the Effective Date trading in any of Alexco’ securities on the Toronto Stock Exchange or NYSE American is suspended for a period of 30 days or more;

(c)

if an order is made, or an effective resolution is passed, for the winding-up, liquidation, administration or dissolution of Alexco; if Alexco: (i) makes a general assignment for the benefit of creditors; (ii) except for the purpose of reorganization or amalgamation of Alexco or any of its subsidiaries, institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, liquidation, winding-up, reorganization, arrangement (other than the Arrangement), adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving its creditors, or if a person takes possession of or a receiver is appointed with respect to the whole or the major part of the assets or undertaking of Alexco or any of its material subsidiaries or if distress, execution or other legal process is levied or enforced on or against the whole or the major part of the assets of Alexco or any of its material subsidiaries and is not discharged, paid out, withdrawn or removed within 30 days; or (iii) takes any corporate action to authorize any of the above actions;

(d)

if Alexco or any of its subsidiaries stops (or threatens to stop) payment of its debts generally or ceases (or threatens to cease) to carry on its business or a substantial part of its business, except where such actions are in accordance with prudent working capital management policy or good mining practice;

(e)

if Alexco or any of its material subsidiaries is deemed for the purposes of the Companies’ Creditors Arrangement Act (Canada) to be unable to pay its debts or proposes or enters into any reorganisation or special arrangement with its creditors generally;

(f)

Alexco defaults in the payment of any obligation to any Person other than Hecla, where the amount of such obligation exceeds $250,000, or in the performance or observance of any agreement in respect of any such obligation in each case where, as a result of such default, the maturity of such obligation is accelerated and all cure periods have expired;

(g)	if Alexco fails to pay when due any principal, interest, fees or other amounts due under this Agreement;

(h)

if Alexco shall breach or otherwise fail to perform or observe in a material manner any other covenant, term or condition contained in this Agreement, which breach or failure is not cured within 15 days following written notice by Hecla to Alexco,

(i)	any representation or warranty made or deemed to have been made herein or in any certificate or security provided for herein shall be false or inaccurate in any materially adverse respect;

(j)	Alexco is unable to pay its debts as such debts become due;

(k)	any provision of this Agreement or any Security Document becomes invalid or unenforceable for any reason whatsoever; or

(l)	any governmental or regulatory approvals or licenses which are material to the business of Alexco are revoked or suspended for any reason whatsoever,

(each an “Event of Default”),

then for so long as such event is continuing and in each and in every such event Hecla may (i) in its discretion by notice in writing to Alexco declare the Principal Amount, plus all accrued interest thereon to the date of payment, including Default Interest, if applicable, plus the Prepayment Penalty, to be due and payable and the same shall forthwith become immediately due and payable and Alexco shall forthwith pay such amounts to Hecla; and (ii) enforce its rights under Applicable Law and may enforce its rights to realize upon the Security Documents, or appoint a receiver or receiver manager to take any action Hecla is entitled to take.

2.7	Business Days

Whenever any payment to be made by Alexco to Hecla hereunder is due on a day that is not a Business Day, such payment shall be made on the immediately following Business Day and interest shall accrue to and including such following Business Day.

2.8	Method of Payment

All payments to be made by Alexco to Hecla hereunder shall be made at such place which Hecla may specify by notice in writing, by wire transfer or by other method of payment in immediately available funds acceptable to Hecla, at or prior to 3:00 p.m. (Vancouver time) on the due date for payment of the same. All payments required to be made by Alexco under this Agreement shall, unless otherwise agreed in writing by Hecla, be made in United States dollars and be made free and clear of, and without any deduction for, or on account of, any set-off or counterclaim or any wire or bank charges.

2.9	Prepayment

Alexco shall have the right at any time and from time to time, on three Business Days prior written notice to Hecla, to prepay all, but not less than all, of the outstanding Principal Amount and any accrued and unpaid interest thereon, plus the Prepayment Penalty.

2.10	Additional Hecla Rights Following Termination Date

From the Termination Date, if any, until the date on which all amounts due hereunder are paid in full:

(a)

subject to the terms of the Confidentiality Agreement, and subject to compliance with applicable Laws and/or any contractual obligations of Alexco or its subsidiaries, Alexco shall afford to Hecla upon reasonable notice, such access as Hecla may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and contracts, and shall furnish Hecla on a timely basis with all data and information relating to ongoing development programs at the Project or as Hecla may reasonably request from time to time, including, if so requested by Hecla and at the expense of Hecla, allowing a representative of Hecla to be present at the Project;

(b)

Alexco shall diligently pursue a capital raising (a “Refinancing”) as may be necessary to repay the outstanding Repayment Amount and upon request by Hecla from time to time Alexco shall provide Hecla with a written report detailing Alexco’s progress with respect to such Refinancing and any additional information with respect thereto that Hecla reasonably requests; and

(c)

subject to applicable Laws and/or any contractual obligations of Alexco or its subsidiaries to secured lenders as at the date of a Refinancing, Alexco shall apply the net proceeds of any Refinancing toward prepayment of the Repayment Amount.

ARTICLE 3

CONVERSION RIGHTS

3.1	Conversion Limit

Subject to compliance with the terms and conditions of this Article 3, and subject to the terms and conditions set forth in Section 2.5: the Principal Amount and any applicable Prepayment Penalty may be converted into fully paid and non-assessable Common Shares at the Principal Amount Conversion Price and all accrued interest on the Principal Amount to the date of payment may be converted into fully paid and non-assessable Common Shares at the Interest Conversion Price; provided, however, that Hecla may not convert any portion of the Principal Amount plus all accrued interest thereon to the date of payment, plus any applicable Prepayment Penalty, except to the extent that: (i) the Principal Amount Conversion Price, or the Interest Conversion Price, as applicable, and the issuance of Common Shares upon the conversion of such portion of the Principal Amount plus all accrued interest thereon to the date of payment, plus any applicable Prepayment Penalty, has been conditionally approved by the Toronto Stock Exchange, NYSE American or such other stock exchange on which the Common Shares are then listed, subject only to customary closing conditions; and (ii) the conversion of such portion of the Principal Amount plus all accrued interest thereon to the date of payment, plus any applicable Prepayment Penalty, into Common Shares would not result in Hecla and its affiliates owning, or exercising direction or control over, 19.9% or more of the issued and outstanding Common Shares, assuming the exercise, exchange or conversion of any securities exercisable or exchangeable for, or convertible into, Common Shares owned, directed or controlled by Hecla and its affiliates (the “Conversion Limit”). If the exercise of the Conversion Right would result in Hecla and its affiliates owning, or exercising direction or control over, Common Shares in excess of the Conversion Limit, Common Shares will only be issued to Hecla up to the Conversion Limit and the applicable balance of the Repayment Amount will be payable by Alexco to Hecla in cash as and when the Principal Amount is due and owing.

3.2	Conversion Mechanics.

In order to exercise the Conversion Right, Hecla shall deliver to Alexco a written notice in the form attached as Schedule B (each such notice, a “Conversion Notice”) hereto specifying the Repayment Amount in respect of which Hecla is exercising the Conversion Right. As promptly as possible after the date on which Hecla delivers a Conversion Notice to Alexco, if such conversion is due on demand, or else on the Outside Date, if such conversion is due on the Outside Date (such applicable date, the “Conversion Date”), Alexco shall issue or cause to be issued and deliver or cause to be delivered to Hecla a certificate registered in the name of Hecla (or as Hecla may direct in writing) representing that number of Common Shares to be issued to Hecla pursuant to such exercise of the Conversion Right. The conversion of the Repayment Amount into Common Shares pursuant to Section 2.5 shall be and be deemed to be effective immediately prior to the close of business on the Conversion Date; provided, however, that if the applicable Conversion Date is not a Business Day, such conversion shall be and be deemed to be effective immediately prior to the close of business on the next succeeding Business Day. Alexco and Hecla agree that the conversion of the Repayment Amount in accordance with the provisions of Section 2.5 shall constitute a full settlement of the debt obligation to the extent of the outstanding Repayment Amount so converted into Common Shares.

3.3	No Fractional Shares.

Notwithstanding anything herein contained, Alexco shall in no case be required to issue fractional Common Shares upon the conversion of the Repayment Amount. If any fractional interest in a Common Share would, except for the provisions of this Section 3.3, otherwise be deliverable to Hecla upon the conversion of all or any portion of the Repayment Amount into Common Shares, the number of Common Shares required to be issued by Alexco shall be rounded down to the next lowest whole number of Common Shares and Hecla shall be entitled to a cash payment in lieu thereof.

3.4	Adjustments to Principal Amount Conversion Price.

The Principal Amount Conversion Price shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)

If at any time after the date hereof Alexco: (i) subdivides the outstanding Common Shares into a greater number of shares; or (ii) consolidates the outstanding Common Shares into a smaller number of shares (either of such events being called a “Common Share Reorganization”), then the Principal Amount Conversion Price shall be adjusted effective immediately after the effective date or record date for the Common Share Reorganization, as the case may be, on which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Principal Amount Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)

If at any time after the date hereof there is a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or other securities (other than a Common Share Reorganization) or a consolidation, amalgamation or merger of Alexco with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or other securities) (either of such events being called a “Capital Reorganization”), Hecla, upon exercising the Conversion Right after the effective date of such Capital Reorganization, shall be entitled to receive, in lieu of the number of Common Shares to which Hecla was theretofore entitled to receive upon such exercise of the Conversion Right, the aggregate number of shares, other securities or other property which Hecla would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, Hecla had been the registered holder of the number of Common Shares to which Hecla was theretofore entitled to receive upon exercising the Conversion Right.

3.5	Rules Regarding the Calculation of Adjustments of the Principal Amount Conversion Price

In the event of any adjustments to the Principal Amount Conversion Price, such adjustments shall be made in the manner provided as follows:

(a)

The adjustments provided for in Section 3.4 are cumulative and shall, in the case of adjustments to the Principal Amount Conversion Price, be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 3.5.

(b)

No adjustment in the Principal Amount Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Principal Amount Conversion Price; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustments.

(c)

If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute shall be conclusively determined by the auditors of Alexco or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of Alexco and any such determination shall be binding upon Alexco and Hecla absent manifest error. In the event of such a dispute, Alexco shall provide such auditors or accountants with access to all necessary records of Alexco.

(d)

If Alexco takes any action after the date hereof, other than action described in Section 3.4 which, in the opinion of the board of directors of Alexco would materially affect the rights of Hecla hereunder, the Principal Amount Conversion Price shall be adjusted in such manner, if any, and at such time, by the directors of Alexco, but subject in all cases to any necessary regulatory approval.

(e)

Immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, Alexco shall forthwith give notice to Hecla specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Principal Amount Conversion Price.

ARTICLE 4

SECURITY

4.1	Security Documents

As security for the due and punctual performance of the Obligations, Alexco agrees to execute and deliver, or cause to be executed and delivered, in a form, scope and content satisfactory to Hecla:

(a)	general security agreement from Alexco providing Hecla with a first ranking security interest over all of Alexco’s present and after acquired personal property, subject only to Permitted Liens;

(b)	a certificate of insurance showing Hecla as first loss payee;

(c)	officer’s certificates from Alexco certifying, among other things, copies of relevant resolutions, copies of constating documents, incumbency, copies of all material contracts and solvency;

(d)	Borrower’s solicitor’s letter of opinion; and

(e)	such other documents, certificates, resolutions and opinions as Hecla or its counsel may reasonably require.

4.2	Obligations Secured

All Security Documents shall secure each and all of the Obligations.

ARTICLE 5

ALEXCO COVENANTS

5.1	Positive Covenants of Alexco

Alexco covenants with Hecla that while any Repayment Amount remains outstanding under this Agreement it shall:

(a)	comply with the terms of the Arrangement Agreement;

(b)	perform all obligations on its part to be performed under the terms of this Agreement at the times and places and in the manner provided for herein;

(c)	maintain its corporate existence in good standing under the laws of the Province of British Columbia;

(d)

prior to the Effective Date, make all requisite filings under all applicable securities legislation including those necessary to maintain its status as a reporting issuer not in default in those jurisdictions where it is a reporting issuer;

(e)	carry on and conduct its business in compliance with Section 5.1 of the Arrangement Agreement and in accordance with the exploration and development plan for the Project approved by Hecla;

(f)	provide Hecla with prompt written notice of the occurrence of any event described in Section 2.6;

(g)

reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon any exercise of the Conversion Right and ensure that all Common Shares which shall be issued upon any exercise of the Conversion Right will be issued as fully paid and non-assessable;

(h)	prior to the Effective Date, maintain the listing of the Common Shares on the Toronto Stock Exchange and the NYSE American;

(i)

to operate its business in accordance with sound business practices and in material compliance with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on) and material contracts;

(j)	to keep its assets fully insured against such perils and in such manner as would be customarily insured by Persons carrying on a similar business or owning similar assets;

(k)

to file all tax returns which are filed by it from time to time, to pay or make provision for payment of all taxes (including interest and penalties) and Potential Prior-Ranking Claims when due, and to provide adequate reserves for the payment of any tax, the payment of which is being contested;

(l)	to comply in all material respects with all Applicable Laws;

(m)	to comply with all material terms and conditions of all insurance policies issued in respect of its assets or operations;

(n)	to keep proper books of account and records;

(o)

to obtain, as and when required, all permits and contracts that it requires to permit it to acquire, own, operate and maintain its business and property in all material respects and perform its obligations under the Loan Documents;

(p)

to maintain, preserve and keep, in all material respects, its property, plant and equipment in good repair, working order and condition (ordinary wear and tear excepted) and shall from time to time make all needed repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be preserved and maintained in all material respects;

(q)

to promptly give notice to the Hecla (but in any event within two Business Days) after becoming aware of the existence of any condition or event which constitutes or will constitute with the passage of time, or the occurrence of, any of the following:

(i)	any Event of Default;

(ii)

the institution or threatened institution of any action, suit or proceeding against Alexco before any court, administrative agency or arbitrator, including, without limitation, any action of a foreign government or instrumentality, which, if adversely decided, would reasonably be expected to have a material adverse effect;

(iii)	any information relating to Alexco which would reasonably be expected to have a material adverse effect; or

(iv)	any failure by Alexco to comply with the Arrangement Agreement; and

(r)

a complete and accurate serial number (as specified under the Personal Property Security Act (British Columbia) and the Personal Property Security Act (Yukon), and any regulations to such acts) for each item of equipment that is serial numbered goods in which Alexco now has any interest, is set out in Schedule C hereto. Prior to the Initial Advance, Alexco shall provide Hecla with an updated Schedule C adding the year of make for each serial numbered good listed in Schedule C and thereafter and Alexco shall provide Hecla with an updated Schedule C, including a serial number and year of make for each piece of equipment listed therein, to the extent any serial numbered equipment, which individually or in the aggregate is material, is acquired after the date of this Agreement.

5.2	Negative Covenants of Alexco

Alexco covenants with Hecla that it shall not, and shall procure that its material subsidiaries shall not, without having first obtained the prior written consent of Hecla:

(a)	change in any material respect the nature of its business or operations as presently carried on;

(b)	apply the proceeds of the Loan for any purpose other than as set out in the Budget;

(c)

create, incur, assume or permit the existence of any debt other than debt approved in the Budget, approved by Hecla, such approval not to be unreasonably withheld, conditioned or delayed, or debt secured by a Permitted Lien;

(d)	create, incur, assume, cause or permit any Lien upon or in respect of any of its real or personal property, except for Permitted Liens;

(e)	do anything to adversely affect the ranking or validity of the Security Documents except by incurring a Permitted Lien;

(f)

make any loans to employees, grant any guarantee or financial assistance, assume any contingent liability, make any investment or enter into any transactions with affiliates, except for those currently held, intercompany loans required to make payments set forth in the Budget, and in amounts approved by Hecla, such approval not to be unreasonably withheld, conditioned or delayed;

(g)	make any capital expenditure unless such capital expenditure is set out in the Budget or is reviewed and approved by Hecla, such approval not to be unreasonably withheld, conditioned or delayed;

(h)	make any sale, transfer or other disposition of property other than:

(i)	sales of inventory in the ordinary course of business; or

(ii)	dispositions of worn or obsolete equipment,

(i)	pay any dividend, make any distribution to shareholders or repurchase any of its own equity;

(j)	organize or invest in any new corporation, partnership, joint venture, limited liability company, trust or estate;

(k)	except as permitted under the Arrangement Agreement, issue any securities, including convertible securities.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties of Alexco

Alexco hereby represents and warrants to Hecla as follows:

(a)

it has the necessary corporate power and capacity to enter into and perform its obligations hereunder and all necessary consents, licences and permits required to be obtained by Alexco in order to carry out the transactions contemplated hereby have been obtained;

(b)

the execution, delivery and performance by Alexco of this Agreement and the obligations of Alexco hereunder have been duly authorized by all necessary corporate action and this Agreement has been duly executed and delivered by Alexco and constitutes a legal, valid and binding obligation of Alexco enforceable against Alexco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally and to general principles of equity;

(c)

the Common Shares issued upon conversion of any Repayment Amount into Common Shares in accordance with this Agreement shall be issued as outstanding Common Shares registered in the name of Hecla (or as Hecla may direct in writing) on the Conversion Date and shall be issued as fully paid and non-assessable shares free and clear of any liens or encumbrances;

(d)

neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall contravene, conflict with or result in a violation of the notice of articles, articles or resolutions of Alexco or, subject to receipt of the Wheaton Consent, the terms of any agreement or instrument to which Alexco or any affiliate of Alexco is a party or result in the triggering of any registration rights, rights to acquire Common Shares or consent obligations on Alexco or any affiliate of Alexco pursuant to any agreement or instrument to which Alexco or an affiliate of Alexco is a party;

(e)

no order ceasing or suspending trading in securities of Alexco nor prohibiting the sale of any such securities has been issued and is outstanding against Alexco or its directors, officers or promoters.

(f)

it has filed all tax returns which were required to be filed by it, paid or made provision for payment of all taxes (including interest and penalties) and Potential Prior-Ranking Claims which are due and payable, and provided adequate reserves for payment of any tax, the payment of which is being contested;

(g)

subject only to Permitted Liens, it has good and marketable title to all of its properties and assets including without limitation all licenses, copyrights , trademarks and other· intellectual property, free and clear of any encumbrances, other than as may be provided for herein;

(h)

there is no claim, action, prosecution or other proceeding of any kind pending or threatened in writing against it or any of its assets or properties before any court or administrative agency which relates to any non-compliance with any environmental Applicable Law which, if adversely determined, might have a material adverse effect upon its financial condition or operations or its ability to perform its obligations under this Agreement or any of the Security Documents, and there are no circumstances of which it is aware which might give rise to any such proceeding which it has not fully disclosed to Hecla;

(i)

there are no litigation proceedings, arbitration proceedings, insolvency proceedings, labour disputes, claims, actions, prosecutions or other proceedings of any kind existing, pending or, to the best of its knowledge, threatened against it, before any court or administrative agency or tribunal of any country which, separately or in the aggregate, could reasonably be expected to materially and adversely affect its financial condition, its assets or operations or its ability to perform its obligations under the Loan Documents;

(j)	it is in compliance, in all material respects, with all terms and conditions of all insurance policies issued in respect its assets or operations;

(k)

except for registrations or filings required to preserve, protect or perfect the Security Documents, all orders, consents, licenses, approvals, permits, authorizations, filings and registrations with all governmental authorities, departments, branches or agencies of the government of Canada or any Province thereof, which are required or advisable for the execution, the delivery and the performance by it of this Agreement and the Security Documents have been duly obtained or made, and are in full force and effect;

(l)

it has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations in such a form as would be customarily held by Persons carrying on a similar business or owning similar assets; and

(m)	there are no liens or encumbrances registered against the assets of Alexco, other than Permitted Liens.

6.2	Representations and Warranties of Hecla

Hecla hereby represents and warrants to Alexco as follows:

(a)

it hereby acknowledges that: (i) no representation or warranty has been made respecting the hold periods imposed by applicable securities laws or other applicable resale restrictions which restrict the ability of Hecla to resell the Common Shares to be issued upon the conversion of all or any portion of the Repayment Amount into Common Shares; (ii) Hecla is solely responsible to determine what these restrictions are; and (iii) Hecla is solely responsible (and Alexco is in no way responsible) for compliance with applicable resale restrictions;

(b)

it is aware and accepts that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and, subject to certain exemptions, may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person. “U.S. Person” has the meaning set forth in Rule 902 of Regulation S under the U.S. Securities Act. Hecla acknowledges that, subject to certain exceptions provided under the U.S. Securities Act, the Common Shares may not be offered, sold or otherwise transferred to, or exercised by, any person. “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(c)

it understands and acknowledges that the Common Shares will be subject to certain resale and transfer restrictions under applicable Canadian securities laws and stock exchange policies, that it has been advised to consult its own legal advisors with respect to applicable resale and transfer restrictions, and that it is solely responsible for complying with such restrictions.

(d)

if required by applicable securities laws, it shall execute, deliver and file or assist Alexco in filing such reports, undertakings and other documents with respect to the Loan and the issuance of the Common Shares issued upon the conversion of the Repayment Amount into Common Shares as may be required by applicable securities laws;

(e)

it hereby acknowledges that it has not received or been provided, and shall not receive or be provided, with a prospectus or an offering memorandum within the meaning of applicable securities laws, or any sales or advertising literature in connection with the Loan or issuance of Common Shares upon the conversion of all or any portion of the Repayment Amount into Common Shares;

(f)

it hereby acknowledges that there are risks associated with an investment in securities of Alexco and Hecla is knowledgeable and experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in securities of Alexco and is capable of bearing the economic risk of such investment; and

(g)

it hereby acknowledges that the completion of the transactions contemplated by this Agreement may require Hecla to provide certain personal information to Alexco, that such information is being or shall be collected by Alexco for the purposes of completing such transaction, which includes without limitation determining the eligibility of Hecla to acquire securities of Alexco under applicable securities laws, preparing and registering certificates representing the securities of Alexco that may be issued to Hecla and completing filings required by any stock exchange or securities regulatory authority, that such personal information may be disclosed by Alexco to securities regulatory authorities, the Canada Revenue Agency and any of the other persons involved in the completion of such transactions, including legal counsel, and that by executing this Agreement Hecla is deemed to be consenting to the foregoing collection, use and disclosure of such personal information.

6.3	Survival

The representations and warranties of Alexco and Hecla set out in Sections 6.1 and 6.2, respectively, shall survive the closing of the transactions contemplated by this Agreement until the last day on which any portion of the Repayment Amount is outstanding.

ARTICLE 7

TAXES

7.1	Payments not subject to taxes

All payments whatsoever due under this Agreement will be made by Alexco free and clear of, and without liability or withholding or deduction for or on account of, any present or future taxes imposed or levied by or on behalf of any country or jurisdiction from or through which such payments are made unless the withholding or deduction of any such tax is required by law.

7.2	Payment of taxes by Alexco

If any deduction or withholding for any tax shall at any time be required by law in respect of any payment made by Alexco hereunder, Alexco acknowledges its obligation promptly:

(a)

to pay over to the government or taxing authority imposing such tax the full amount of taxes (the “Tax Amount”) required to be deducted or withheld in respect thereof (including, without limitation, the full amount of any tax required to be deducted or withheld from or otherwise paid in respect of any related Tax Reimbursement Amount (as defined below)); and

(b)

to pay to Hecla such additional amount (the “Tax Reimbursement Amount”) as is necessary in order that the amount received by Hecla, on the date such payment is due after any required deduction or withholding of such tax (including, without limitation, any required deduction or withholding of tax on or with respect to such Tax Reimbursement Amount), shall equal the amount Hecla would have received had no such deduction, withholding or other payment of such tax been required.

7.3	Other Taxes

Without limiting the provisions of Section 7.2 above, Alexco shall timely pay any present or future stamp, court or documentary, intangible, recording, filing or similar taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement (“Other Taxes”) to the relevant governmental body in accordance with applicable law.

7.4	Tax Indemnity

Alexco shall indemnify Hecla within ten (10) days after written demand therefor, for the full amount of any Tax Amount or Other Taxes (including, without limitation, any required deduction, withholding of tax imposed on or with respect to any indemnity payment made pursuant to this Section 7.4) paid by Hecla, and any penalties, interest and reasonable documented expenses arising therefrom or with respect thereto, whether or not such taxes or Other Taxes were correctly or legally imposed or asserted by the relevant governmental body. A certificate as to the amount of such payment or liability delivered to the Alexco by Hecla shall be conclusive absent manifest error.

7.5	Survival of Obligation.

The obligations of Alexco under this Article 6 shall survive the termination of this Agreement and any repayment or conversion of the Repayment Amount.

ARTICLE 8

GENERAL INDEMNITIES

8.1	Indemnity

Alexco agrees to indemnify Hecla from and against any and all losses, claims, damages and liabilities arising from activities under or contemplated under the Loan Documents other than as a result of the Hecla’s gross negligence or wilful misconduct.

8.2	Currency Indemnity

If:

(a)

any amount payable by Alexco under this Agreement is received by Hecla in a currency (the “Payment Currency”) other than the currency in which the Loan was made (the “Agreed Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b)	the amount so produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then

(c)

the amount so received shall constitute a discharge of the liability of Alexco under this Agreement only to the extent of the amount produced pursuant to the conversion described in clause (b) above; and

(d)	Alexco shall indemnify and save Hecla harmless from and against such deficiency and any loss or damage arising as a result thereof.

Any conversion pursuant to this Agreement shall be made at the prevailing rate of exchange on the date the Payment Currency is received and in such market as is determined by Hecla, in its sole discretion, as being the most appropriate for such conversion. Alexco shall in addition pay the costs of such conversion.

8.3	Environmental Indemnity

Alexco agrees to indemnify and hold harmless Hecla and its employees, officers, directors, agents and representatives from and against any and all losses or liabilities arising out of any means any activity, event or circumstance in respect of any pollutant, dangerous substance, liquid waste, industrial waste, hazardous material, hazardous substance or contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its release into the natural environment, including movement through or in the air, soil, surface water or groundwater or pursuant to any Applicable Law, directly or indirectly incurred, sustained or suffered by, or asserted against, Hecla.

ARTICLE 9

MISCELLANEOUS

9.1	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party hereto granting such waiver or release. No amendment of any provision of this Agreement shall be effective unless it is writing signed by each of the parties hereto.

9.2	Notices

All notices, requests, demands and other communications hereunder shall be given pursuant to the notice provisions set forth in Section 9.1 of the Arrangement Agreement or in such other manner as may be agreed between the parties.

9.3	Severability

If any provision of this Agreement, or the application thereof, is determined for any reason and to any extent to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons and circumstances shall remain in full force and effect, provided that the legal or economic substance of the transactions contemplated hereby is not thereby affected in a manner adverse to any of the parties hereto.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Successors and Assigns

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto.

9.6	Governing Law

This Agreement and all certificates and other documents delivered by Alexco hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to non-exclusive jurisdiction of the courts of the Province of British Columbia.

9.7	Counterparts and Facsimiles

This Agreement may be executed in any number of counterparts, each of which when delivered (whether in originally executed form or by facsimile or email transmission) shall be deemed to be an original and all of which together shall constitute one and the same document.

9.8	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and supersedes all other prior agreements, negotiations, discussions, understandings and undertakings, both written and oral, between the parties hereto relating to the subject matter hereof.

9.9	Fees and Expenses

Each party hereto shall be responsible for its own fees and expenses relating to the transactions contemplated hereby, including without limitation regulatory fees, filing fees and fees of professional advisers, including legal counsel and auditors.

[The rest of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ALEXCO RESOURCE CORP.

By:	DocuSigned by /s/ Clynton Nauman
Name:
Title:

HECLA MINING COMPANY

By:	/s/ Robert D. Brown
Name: Robert D. Brown
Title: VP Corporate Development and Sustainability

[Signature Page for Bridge Loan Agreement.]

SCHEDULE A

Personal Property Registry Searches

[omitted].

SCHEDULE B

Conversion Notice

FROM:	Hecla Mining Company (“Hecla”)
TO:	Alexco Resource Corp. (“Alexco”)

Reference is made to a bridge loan agreement dated July 4, 2022 (the “Loan Agreement”) between Hecla and Alexco. Pursuant to Section 2.5 of the Loan Agreement, Hecla hereby elects to convert the Repayment Amount (as defined in the Loan Agreement) into common shares of Alexco (“Common Shares”) up to the Conversion Limit (as defined in the Loan Agreement) as follows:

Principal Amount and any applicable Prepayment Penalty:	$
Principal Amount Conversion Price:	$
Accrued interest:	$
Interest Conversion Price:	$
Common Shares to be issued:

The undersigned, in his or her capacity as an officer of Hecla and not in his or her personal capacity, hereby certifies for and on behalf of Hecla after having made due enquiry, and after having carefully examined the Loan Agreement, that:

(a)	the representations and warranties of Hecla set forth in Section 6.2 of the Loan Agreement are true and correct in all material respects as of the date hereof as if made on and as of such date; and

(b)

based on the number of issued and outstanding Common Shares as publicly disclosed by Alexco, the conversion of the Repayment Amount in the amount elected herein shall not result in the Conversion Limit (as defined in the Loan Agreement) being exceeded.

Dated the of                             .

HECLA MINING COMPANY

By:
Name: ●
Title: ●

SCHEDULE C

Serial Numbered Goods

[omitted]